UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to
Commission file number 1-6948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPX
Retirement Savings and Stock Ownership Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Technologies, Inc.
6325 Ardrey Kell Road, Suite 400
Charlotte, North Carolina 28277

Contents
Report of Independent Registered Public Accounting Firm - BDO USA, P.C.	1-2
Report of Independent Registered Public Accounting Firm - Plante & Moran, PLLC	3-4
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7-12
Schedule of Assets (Held at End of Year)	Schedule 1

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
SPX Retirement Savings and Stock Ownership Plan
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SPX Retirement Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2025.

Charlotte, North Carolina

June 26, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
SPX Retirement Savings and Stock Ownership Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of SPX Retirement Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2023. In our opinion, the financial statement presents fairly, in all material respects, the net assets of the Plan as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
The Plan’s management is responsible for this financial statement. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We served as the Plan’s auditor from 2002 through June 2024.

/s/ Plante & Moran, PLLC

Clinton Township, Michigan
June 18, 2024

SPX Retirement Savings and
Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Participant-directed investments, at fair value:
Money market	$6,392,366	$3,953,435
Mutual funds	230,333,902	208,452,632
Common stock - SPX Technologies, Inc.	196,604,436	145,294,559
Common collective trust funds	531,887,724	465,190,937
Total participant-directed investments	965,218,428	822,891,563
Notes receivable from participants	7,703,367	6,620,471
Contributions receivable	37,893	28,492
Net assets available for benefits	$972,959,688	$829,540,526

The accompanying notes are an integral part of these statements.

SPX Retirement Savings and
Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

Additions
Net appreciation in fair value of investments	$178,554,301
Interest and dividends	8,965,446
Interest income on notes receivable from participants	642,523
Contributions:
Employer	11,295,528
Participants	20,296,434
Rollovers	2,499,116
Total contributions	34,091,078
Total additions	222,253,348
Deductions
Distributions to participants or beneficiaries	(99,592,166)
Administrative expenses	(466,195)
Total deductions	(100,058,361)
Net increase prior to transfers	122,194,987
Net transfers from other plans - Note 5	21,224,175
Total net increase	143,419,162
Net assets available for benefits
Beginning of year	829,540,526

End of year	$972,959,688

The accompanying notes are an integral part of this statement.

SPX Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2024 and 2023

Note 1 - Description of the Plan
The following description of the SPX Retirement Savings and Stock Ownership Plan (the “Plan”), as amended and restated effective January 1, 2023, provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The Plan became effective January 1, 1952 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
General - The Plan is a defined contribution plan that benefits employees of SPX Technologies, Inc. (“SPX,” the “Employer,” or the “Company”) who have met eligibility requirements. The Plan sponsor, SPX Enterprises, LLC, is a direct subsidiary of SPX.
Contributions - Participants can elect to defer a portion of their compensation as pre-tax contributions or Roth contributions in the Plan, up to the maximum allowed under the Plan and the Internal Revenue Code (“Code”).
As outlined in the Plan document, employer contributions are dependent upon the business unit or division of the Company where the participant is employed. In general, for participants other than those related to certain plans that have been previously merged into the Plan, the Company makes matching contributions equal to 100 percent of the participant’s pre-tax and Roth contributions up to the first 4 percent of compensation deferred and 50 percent of the participant’s pre-tax and Roth contributions in excess of 4 percent of compensation deferred up to a maximum of 6 percent of compensation deferred. These employer contributions are in the form of SPX Technologies, Inc. common stock, are immediately vested and can be transferred to other investment options at any time, subject to certain trading restrictions.
Employer contributions for participants related to certain plans that have been previously merged into the Plan are determined based on the respective collective bargaining agreements.
Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Employer’s contributions, if any, and an allocation of Plan earnings.
Allocation of Plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participants elect to invest their account balances and contributions among various investment options selected by the SPX Retirement and Welfare Plan Administrative Committee (the “Committee”), including an option to invest in SPX Technologies, Inc. common stock.

SPX Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2024 and 2023

Note 1 - Description of the Plan (Continued)
Vesting - Participants in the Plan are at all times 100 percent vested in their contributions and earnings thereon. Vesting in employer contributions is dependent upon the business unit or division of the Company where the participant is employed. In general, participants are 100 percent vested in employer contributions; however, there are certain employer contributions that vest over a three to six-year period. Any forfeitures may be used to pay expenses of the Plan or reduce the employer contributions in the year the forfeitures occur or in future years.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution or monthly or yearly payments equal to the value of their account. Terminated participants with account balances in excess of $1,000 can also elect to wait until retirement age to receive benefits. A participant who experiences a financial hardship is eligible to receive a distribution from their plan account. The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the Plan. All withdrawal payments are made by Fidelity Management Trust Company (the “Trustee” or “Fidelity”).
Employer Securities - Investment in SPX Technologies, Inc. stock transferred to participants’ accounts by reason of the merger of the SPX Stock Ownership Plan on January 1, 1994 and stock allocated to participants’ accounts by reason of matching contributions as discussed above can be redirected to other investment options, subject to certain trading restrictions.
Notes Receivable from Participants - A participant can borrow from the Plan an amount not to exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. The term of the note receivable from participants may not exceed five years unless used in the purchase of a primary residence, in which case the term may be up to 15 years.
Notes receivable from participants are collateralized by the balance in the participant’s account and bear interest at market rates as outlined in the Plan document. Principal and interest are paid ratably through payroll deductions. Other notes receivable from participants provisions are outlined in the Plan document.
Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares of SPX Technologies, Inc. common stock allocated to their account. The Trustee is required to vote shares of common stock that have been allocated to participants, but for which the Trustee received no voting instructions, in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.

SPX Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2024 and 2023

Note 1 - Description of the Plan (Continued)
Administration - SPX Enterprises, LLC is the sponsor of the Plan. The Committee, as provided in the Plan document, is the plan administrator. The Trustee also functions as the investment manager.
Investment management fees and trustee fees are paid by the Plan in accordance with the Plan document.
Party-in-interest Transactions - Certain plan assets are in investment funds managed by Fidelity or its affiliates. Fidelity is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. The Plan also issues loans to participants which are secured by the vested balance of the particpants' accounts. For the year ended December 31, 2024, transactions involving SPX Technologies, Inc. common stock included sales of approximately $25,000,000 and purchases of approximately $3,700,000.
Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in their account balances.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting - The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.
Notes Receivable from Participants - Notes receivable from participants are recorded at their unpaid principal balances plus any accrued interest. Notes receivable from participants are written off when deemed uncollectible.
Investments - The Plan’s investments are stated at fair value. Common collective trust fund investments are valued at net asset value per share (“NAV”), which is based on the fair value of the underlying assets. There are no unfunded commitments or other redemption notice requirements related to these investments. All other investments are valued based on quoted market prices. See Note 4 for additional information. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year. Dividend income is accrued on the ex-dividend date.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SPX Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2024 and 2023

Note 2 - Summary of Significant Accounting Policies (Continued)
Benefit Payments - Distributions to participants are recorded when paid.
Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Code and the related trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its determination letter dated May 3, 2017, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended subsequently, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no Internal Revenue Services examinations for any tax periods in progress.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Contributions Receivable - Participant contributions and any related matching contributions are recognized in the period during which the Company makes the respective payroll deduction for the participant's compensation.
Note 3 - Reconciliation of Financial Statements to Form 5500
The net assets on the financial statements differ from the net assets on Form 5500 due to a common collective trust fund, specifically a stable value fund, which is recorded at NAV on the financial statements and at fair value on Form 5500. The net assets on the financial statements were higher than Form 5500 by $3,583,633 and $3,928,743 at December 31, 2024 and 2023, respectively. Accordingly, the net increase in the net assets available for benefits on the financial statements is $345,110 lower than as reported on Form 5500 for the year ended December 31, 2024.

SPX Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2024 and 2023

Note 4 - Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The Plan utilizes market data or assumptions that it believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can include readily observable quoted prices in active markets for identical assets or liabilities (“Level 1”), significant other observable inputs (“Level 2”) or significant unobservable inputs (“Level 3”). The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. In instances where inputs used to measure fair value fall into different levels in the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest input that is significant to the valuation.
Mutual funds and money markets are valued at daily closing prices from an active market, which represents the NAV, as reported by the fund.

The SPX Technologies, Inc. common stock is tracked on a unitized basis, which consists primarily of common stock of SPX Technologies, Inc. and a money market fund that is sufficient to meet daily cash needs. The common stock is valued at daily closing prices from an active market which represents the NAV, as reported by the fund.

Common collective trust funds are based as of the last day of the Plan year on the NAV share price of each respective fund. The NAV, as provided by the trustee of the common collective trust funds, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund that are traded in an active market, less its liabilities.

SPX Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2024 and 2023

Assets measured at fair value on a recurring basis are as follows:

	Assets Measured at Fair Value at December 31, 2024
	Investments (at fair value)	Level 1	Level 2	Level 3
Mutual funds	$230,333,902	$230,333,902	—	—
Common stock - SPX Technologies, Inc. stock	196,604,436	196,604,436	—	—
Money market	6,392,366	6,392,366	—	—
Total assets in the fair value hierarchy	$433,330,704	$433,330,704	—	—

Investments measured at net asset value per share:
Common collective trust funds	531,887,724
Total investments at fair value	$965,218,428

	Assets Measured at Fair Value at December 31, 2023
	Investments (at fair value)	Level 1	Level 2	Level 3
Mutual funds	$208,452,632	$208,452,632	—	—
Common stock - SPX Technologies, Inc. stock	145,294,559	145,294,559	—	—
Money market and cash investments	3,953,435	3,953,435	—	—
Total assets in the fair value hierarchy	$357,700,626	$357,700,626	—	—

Investments measured at net asset value per share:
Common collective trust funds	465,190,937
Total investments at fair value	$822,891,563

Note 5 - Net Transfers from other plans
On January 1, 2024, the participants of the ASPEQ 401(k) Savings Plan (the “ASPEQ Plan”) were merged into the Plan, resulting in the transfer of assets of $21,224,175, which included $502,345 of outstanding loans. After the merger of the ASPEQ Plan into the Plan, and related transfer of accounts to the trustee/recordkeeper of the Plan, participants and beneficiaries in such merged plan shall participate in the Plan under its terms and conditions.
Note 6 - Subsequent Event
The Plan has evaluated subsequent events through June 26, 2025, the date the financial statements were issued.
Effective January 1, 2025, the Plan implemented automatic enrollment for all newly eligible employees, with an initial default contribution of 3% of eligible compensation with an automatic increase to the default contribution rate by 0.5% annually until reaching a maximum of 6%. Employees may opt-out of automatic enrollment and automatic annual increase at any time.

Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Line 4i
EIN 88-1769617, Plan 005
December 31, 2024

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral par, or maturity value	(d) Cost	(e) Current Value
		Mutual funds:
*	Fidelity	Fidelity U.S. Bond Index Fund	**	$13,348,753
*	Fidelity	Fidelity 500 Index Fund	**	102,107,968
*	Fidelity	Fidelity Extended Market Index Fund	**	9,558,730
*	Fidelity	Fidelity International Index Fund	**	7,204,607
*	Fidelity	Fidelity International Discovery K6 Fund	**	17,088,003
	DFA	DFA U.S. Targeted Value Portfolio Institutional Class	**	36,060,985
	American Beacon	American Beacon Large Cap Value Fund R5 Class	**	31,518,587
	PIMCO	PIMCO Total Return Fund Institutional Class	**	13,446,269

*	SPX Technologies, Inc.	Common stock - SPX Technologies, Inc. stock	**	196,604,436

		Common collective trust funds:
*	Fidelity	Fidelity Managed Income Portfolio II Class 3	**	58,872,108
*	Fidelity	Fidelity Growth Company Commingled Pool Class A	**	222,152,559
*	Fidelity	Fidelity Freedom Index Income Commingled Pool Class T	**	2,745,455
*	Fidelity	Fidelity Freedom Index 2010 Commingled Pool Class T	**	2,779,709
*	Fidelity	Fidelity Freedom Index 2015 Commingled Pool Class T	**	4,620,767
*	Fidelity	Fidelity Freedom Index 2020 Commingled Pool Class T	**	19,649,678
*	Fidelity	Fidelity Freedom Index 2025 Commingled Pool Class T	**	40,203,805
*	Fidelity	Fidelity Freedom Index 2030 Commingled Pool Class T	**	46,192,966
*	Fidelity	Fidelity Freedom Index 2035 Commingled Pool Class T	**	36,744,544
*	Fidelity	Fidelity Freedom Index 2040 Commingled Pool Class T	**	26,764,531
*	Fidelity	Fidelity Freedom Index 2045 Commingled Pool Class T	**	18,519,137
*	Fidelity	Fidelity Freedom Index 2050 Commingled Pool Class T	**	13,333,425
*	Fidelity	Fidelity Freedom Index 2055 Commingled Pool Class T	**	10,397,463
*	Fidelity	Fidelity Freedom Index 2060 Commingled Pool Class T	**	4,332,801
*	Fidelity	Fidelity Freedom Index 2065 Commingled Pool Class T	**	3,566,308
	William Blair	William Blair Small-Mid Cap Growth CIT Class 1	**	17,428,835

*	Fidelity	Money market	**	6,392,366

*	Participants	Participant loans bearing interest at rates from 4.25 percent to 9.50 percent	-	7,703,367
		Total		$969,338,162

________________________
* Party-in-interest as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.

Schedule 1

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

		By:	SPX Retirement and Welfare Plan Administrative Committee

Date:	June 26, 2025	By:	/s/ Wayne M. McLaren
Wayne M. McLaren
Vice President, Chief Accounting Officer and Corporate Controller, SPX Technologies, Inc., and Member of the SPX Retirement and Welfare Plan Administrative Committee

Exhibit Index

Exhibit No.	Description
23.1	Consent of BDO USA, P.C.
23.2	Consent of Plante & Moran, PLLC